SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

News Release	December 7, 2007 at 07.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso intends to delist from the New York Stock Exchange and to deregister and terminate its U.S. reporting obligations under the Securities Exchange Act of 1934

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it intends to delist its American Depositary Receipts (ADRs), each representing one Stora Enso Series R ordinary share, from the New York Stock Exchange (NYSE) in the USA. This delisting will be followed by the filing of Form 15F with the U.S. Securities and Exchange Commission (SEC) to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 (Exchange Act).

The delisting is expected to take effect by the end of December 2007. However, Stora Enso plans to maintain a sponsored Level I ADR facility, and following delisting from the NYSE, Stora Enso’s ADRs will be traded on the International OTCQX – a premium market tier that distinguishes leading international companies from other securities traded over-the-counter. The disclosure requirements associated with the International OTCQX are in line with Stora Enso’s focus on providing high levels of reporting and corporate governance transparency, as well as its intention to continue to develop relationships with US-based investors. Stora Enso’s ordinary shares will continue to trade on the OMX Nordic Exchanges in Helsinki and Stockholm. Stora Enso will continue to comply with the rules of the OMX Nordic Exchange and Finnish financial and other ongoing reporting requirements that are relevant for Stora Enso.

“This decision is consistent with our strategy of focusing and simplifying our operations, and it reduces costs and complexity. We are committed to continuous improvement in further developing our risk management, internal control and compliance processes, whereby the positive elements from the Sarbanes-Oxley Act will continue to form part of Stora Enso’s approach to governance, internal control, reporting and disclosure,” said Hannu Ryöppönen, Deputy CEO and CFO of Stora Enso.

“Financial markets in recent years have been globalising significantly, and the euro zone provides liquid and well-functioning capital markets. Listing our ADRs on the NYSE has lost some of its attractiveness, even though the investor base and US capital market as such will remain very important and valuable to us in the future.”

“Trading in Stora Enso shares has become concentrated in the OMX Nordic Exchange Helsinki, where international investors benefit from a well-functioning market with good trading liquidity. Also, as trading on the NYSE accounted for less than 5% of the worldwide average daily trading volume in our shares in the past year, it is no longer relevant from a cost and administrative perspective to submit to the reporting obligations under the Exchange Act.”

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

Stora Enso intends to file Form 15F with the SEC in January 2008 to deregister and terminate its reporting obligations under the Exchange Act. By law, upon filing Form 15F Stora Enso’s reporting obligations under the Exchange Act are immediately suspended and the deregistration becomes effective 90 days later unless Form 15F is withdrawn by Stora Enso before then or the SEC delays the deregistration process. Stora Enso reserves the right to postpone the filing of the Form 15F or withdraw Form 15F for any reason prior to its effectiveness.

Stora Enso will continue to publish its Annual Report and Accounts and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) in English on its website www.storaenso.com.

Stora Enso has not arranged for the listing of its ADRs or ordinary shares on another national securities exchange in the USA.

For further information, please contact:

Hannu Ryöppönen, Deputy CEO and CFO, tel. +358 2046 21450

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj Business ID 1039050-8

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel